

August 27, 2014

<u>Via E-Mail</u>
Mr. John Hwang
Chief Executive Officer and Chief Financial Officer
AmbiCom Holdings, Inc.
500 Alder Drive
Milpitas, California 95035

   Re: AmbiCom Holdings, Inc.
     Form 10-K for the Fiscal Year Ended July 31, 2013
     Filed October 29, 2013
     Amendment No. 1 to Form 10-Q for the Quarterly Period Ended
      April 30, 2014
     Filed July 11, 2014
     File No. 000-54608

Dear Mr. Hwang:

   We have reviewed your response dated August 22, 2014 and filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 10-Q for the Quarterly Period Ended April 30, 2014</u>

<u>Item 1. Financial Statements</u>

<u>Note 10. Subsequent Events, page 18</u>

1. We note from your response that you acquired assets from Veloxum on May 15, 2014. Please reconcile the date of acquisition with the disclosure that you acquired the assets on May 29, 2014 in your Form 8-K dated May 29, 2014. Please also explain to us how you valued the consideration issued in the acquisition, including the date that you used to

determine the fair value of the common stock issued. If available, please also provide us with a summary of the value attributed to each of the significant assets acquired.

2.   Further, you told us that you are accounting for the acquisition under FASB ASC 805-10-15-4(b), as you believe the assets acquired from Veloxum do not constitute a business. We note from the purchase agreement included as exhibit 9.01 of your Form 8-K dated May 1, 2014 that you acquired all of the assets sufficient for the conduct of normal and customary operations of the business as conducted by Veloxum. We also noted that Veloxum was engaged in the business of developing, supporting and marketing application software. Please tell us in sufficient detail about your analysis in determining that you did not acquire a business as defined in the FASB Master Glossary. Also refer to FASB ASC 805-10-55-4 through 55-9.

3.   To help us understand your response, please provide us with copies of exhibit 6 and schedules 1.1, 4.12, 4.15 and 4.20 of your agreement.

        You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

                                                Sincerely,

                                                /s/ Kate Tillan for

                                                Martin James
                                                Senior Assistant Chief Accountant